CONSOLIDATED FORM
             Management's and Related Persons' Trade of Securities -
                     Article 11 - CVM Instruction # 358/2002

In November 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)


-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"

-------------------------------------------------------------------------------------------------------------------------
  Group and         (X ) Board of Directors          ( ) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------

    Stocks                               Common                            8,993,330,109       3.59%          2.01%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            478,299,817        0.22%          0.09%
-------------------------------------------------------------------------------------------------------------------------
                                                                                     Ending Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            8,993,330,109       3.59%          2.01%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            478,299,817        0.22%          0.09%
-------------------------------------------------------------------------------------------------------------------------




                                CONSOLIDATED FORM
             Management's and Related Persons' Trade of Securities -
                    Article 11 - CVM Instruction # 358/2002

In November 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)


-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
                      (x) Holding Company
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          ( ) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            38,334,430,500     60.39%         33.90%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            7,332,819,981     14.78%          6.48%
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                     Ending Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                            38,334,430,500     60.39%         33.90%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                            7,332,819,981     14.78%          6.48%
-------------------------------------------------------------------------------------------------------------------------


                                CONSOLIDATED FORM
    Management's and Related Persons' Trade of Securities - Article 11 - CVM
                             Instruction # 358/2002

In November 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)


-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          ( ) Board of    ( ) Fiscal Committee   (x) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                 163               0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             49,027,753        0.16%          0.07%
-------------------------------------------------------------------------------------------------------------------------
                                                                                     Ending Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                 163               0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             49,027,753        0.16%          0.07%
-------------------------------------------------------------------------------------------------------------------------




                                CONSOLIDATED FORM
             Management's and Related Persons' Trade of Securities -
                    Article 11 - CVM Instruction # 358/2002

In November 2003, transactions involving securities and derivatives were held, pursuant to Article 11 of CVM Instruction # 358/2002.(1)


-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          (x) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                  10             0%             0%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             78,430,000       10.57%          5.93%
-------------------------------------------------------------------------------------------------------------------------
                  Monthly Transactions - specify each purchase
                      or sale transaction held in the month
                        (day, quantity, price and volume)
-------------------------------------------------------------------------------------------------------------------------
  Security /       Securities'        Intermediary    Transaction      Day     Quantity        Price      Volume (R$)
  Derivative       Features (2)                                                                               (3)
-------------------------------------------------------------------------------------------------------------------------
    Stocks            Common            OTC Market         Sale         13    5,000,000       R$58.95     R$294,750.00
-------------------------------------------------------------------------------------------------------------------------
    Stocks            Common            OTC Market      Total Sale      13    5,000,000       R$58.95     R$294,750.00
-------------------------------------------------------------------------------------------------------------------------
                                                                    Ending Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                                  10           86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                             73,430,000        75.4%         0.002%
-------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------
Company's Name: Companhia Brasileira de Distribuicao - "Pao de Acucar Group"
-------------------------------------------------------------------------------------------------------------------------
  Group and          ( ) Board of Directors          (x) Board of    ( ) Fiscal Committee   ( ) Technical or Consultant
   Related                                        Executive Officers                                  Bodies
   Persons
-------------------------------------------------------------------------------------------------------------------------
                                Beginning Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                             150,853,559       86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                               4,101           75.4%         0.002%
-------------------------------------------------------------------------------------------------------------------------
                                                     Ending Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                             % of participation

-------------------------------------------------------------------------------------------------------------------------
  Security /                    Securities' Features (2)                     Quantity         Same Type/        Total
   Derivative                                                                                   Class
-------------------------------------------------------------------------------------------------------------------------
    Stocks                               Common                             150,853,559       86.92%         86.92%
-------------------------------------------------------------------------------------------------------------------------
    Stocks                             Preferred                               4,101           75.4%         0.002%
-------------------------------------------------------------------------------------------------------------------------
